Exhibit 10.1
ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”), made and entered into as of this 17th day of May, 2010, is by and between Encore Software, Inc., a Minnesota corporation (“Purchaser”), Navarre Corporation, a Minnesota corporation (“Navarre”) (solely with respect to Sections 5.2 and 5.4), and Punch Software LLC, a Delaware limited liability company (“Seller”).
RECITALS:
A. Seller has developed (or had developed on its behalf) proprietary Software programs, described on the attached Exhibit A (collectively, such Software, along with all versions, modifications and improvements thereto and derivatives thereof, the “Seller Proprietary Software”), that enable end users to produce two and three dimensional designs to engage in (i) home, landscape and interior design, including customized floor plans, room dimensions, roofing, decks, landscaping, flooring, paint, mantels, and cabinetry, (ii) design other products, including furniture and jewelry, and (iii) for use with professional design applications employed by professional mechanical CAD users, such as reverse engineering, packaging design and aerospace. All of the titles and brand names in which Seller currently markets, sells and distributes the Seller Proprietary Software are set forth on the attached Exhibit B (the “Software Titles”).
B. Seller is in the business of developing, programming, marketing, improving, selling, distributing, supporting and servicing the Seller Proprietary Software and similar software and Seller operates the Seller Websites (as defined below) and markets, sells and distributes the Software Titles directly to consumers (collectively, the “Business”).
C. Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, substantially all of the assets of Seller and acquire certain Liabilities and obligations of Seller, described in and on the terms and subject to the conditions indicated below, in each case, relating to the Business.
NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, sufficiency and mutuality of which are hereby acknowledged, the parties agree as follows:
ARTICLE 1.
CERTAIN DEFINITIONS
“Affiliate” means, with respect to any Person, any Person controlled by, controlling, or under common control with such Person. For purposes of this definition, “control” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
“Benefit Plans” means, collectively, any retirement plan, bonus or profit-sharing plan, stock option or purchase plan or other employee contract or non-terminable (whether with or without penalty) arrangement, group life, health, medical, dental or hospitalization insurance, plan or program or other employee or fringe benefit plan, including tuition reimbursement plans, vacation plans or programs and sick leave plans or programs.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).
“Encumbrance” means, with respect to any asset, whether tangible or intangible, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, charge, adverse claim of title, easement filed of record, right of way dedicated to the public, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (A) the voting of any security or the transfer of any security or other asset, (B) the receipt of any income derived from any asset, (C) the use of any asset, and (D) the possession, exercise or transfer of any other attribute of ownership of any asset).
“Environmental Law” means all Legal Requirements relating to pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata, inland wetlands and watercourses) and worker health and safety, including such Legal Requirements relating to solid waste, community right-to-know, hazard communication, noise, radioactive material, natural resource protection, and emissions, discharges, releases or threatened releases of hazardous materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous materials.
“Existing Consumer Data” shall mean any and all consumer and customer data collected, purchased, held or stored, in any form (whether in one or more database(s) or otherwise), by or on behalf of Seller in connection with the marketing, sale and/or distribution of any Seller Proprietary Software.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.
“Harmful Code” means any program routine, device or other feature that is not documented in the Seller Proprietary Software technical documentation and that is intended to delete, disable, interfere with, perform unauthorized modifications to, or provide unauthorized access to any Software, including the Seller Proprietary Software, including any virus, data bug, Trojan horse, trap door, back door, Easter egg, worm, time bomb, cancel bot or other code that causes any Software, including the Seller Proprietary Software, to cease operating, to damage, or to interrupt or interfere with any end user’s hardware, software or data.
“Intellectual Property” means algorithms, APIs, databases, data collections, diagrams, domain names, inventions, methods and processes (whether or not patentable), trade secrets, trademarks, service marks and other brand identifiers, network configurations and architectures, proprietary information, patents, patent applications, protocols, schematics, specifications, software (in any form, including source code and executable code), proprietary techniques, interfaces, URLs and works of authorship, in each case whether or not registered with a Governmental Entity or embodied in any tangible form.
“Intellectual Property Rights” means all rights of the following types, whether registered or unregistered, which may exist or be created under the laws of any jurisdiction: (A) rights associated with works of authorship, including exclusive exploitation rights, copyrights, and moral rights; (B) trademark, service mark, and trade name rights and similar rights; (C) trade secret rights; (D) patents and industrial property rights; (E) any other similar proprietary rights applicable to Intellectual Property; (F) all proprietary rights related to the ownership, control and/or operation of Seller Websites; and (G) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (A) through (F) above.
“IRC” means the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.
“Lease” means that certain Lease Agreement, by and between Seller and Dihedral Investment Company, dated as of November 5, 2007.
“Leased Real Property” means that certain real property and improvements thereto, located at 553 Industrial Drive, Hartland, WI 53029, as more fully described in the Lease.
“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to Seller or to any of its assets, properties or businesses.
“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Legal Requirements or proceeding and those arising under any Contract.
“Material Adverse Effect” with respect to any Person means any change, event, development, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such Person in this Agreement, is, or would be reasonably expected to, (A) be materially adverse to the condition (financial or otherwise), assets (including intangible assets), Liabilities (taken together), business or results of operations of such Person and its subsidiaries, taken as a whole, or (B) materially impede or delay such Person’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Legal Requirements, except to the extent any such Effect primarily results from or primarily arises out of: (i) changes in general economic conditions (provided that such changes do not affect such Person in a substantially disproportionate manner compared to other companies in such Person’s industry), (ii) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person in a substantially disproportionate manner compared to other companies in such Person’s industry), (iii) the taking of any action expressly required by this Agreement, (iv) changes in Legal Requirements or in generally accepted accounting principals (“GAAP”), (v) failure by Seller to achieve earnings or other financial projections or forecasts or (vi) the announcement, execution, delivery or performance of this Agreement in accordance with its terms, including without limitation, the impact thereof on relationships with customers, suppliers or employees.
“Permitted Encumbrances” means, to the extent set forth on Schedule 1, (A) the Assumed Liabilities (as defined in Section 3.3 below) and liens and security interests associated therewith, (B) any liens for Taxes which are not yet due or which are being contested in good faith by appropriate proceedings diligently prosecuted, (C) any carrier’s, warehouseman’s, mechanic’s, materialman’s, repairman’s, landlord’s or any other statutory or inchoate liens incidental to the ordinary conduct of the Business which involve an obligation that is not past due or which is being contested in good faith by appropriate proceedings diligently prosecuted, and (D) any interests of a governmental agency or instrumentality in any lawfully made pledge or deposit under workers’ compensation, unemployment insurance or other social security statutes.
“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.
“Publicly Available Software” means: (A) any Software that contains, or is derived in any manner in whole or in part from, any Software that is distributed as free Software, open source Software (e.g. Linux) or under similar licensing or distribution models; (B) any Software that requires as a condition of use, modification or distribution that such Software or other Software incorporated into, derived from or distributed with such Software: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no charge; and (C) Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (t) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (u) the Artistic License (e.g., PERL); (v) the Mozilla Public License; (w) the Netscape Public License; (x) the Sun Community Source License (SCSL); (y) the Sun Industry Source License (SISL); and (z) the Apache Software License.
“Seller Websites” means the URLs, internet domains and websites (i) owned, licensed or controlled by Seller, or (ii) used by Seller and integral to the operation of the Business, and all Intellectual Property and Intellectual Property Rights related thereto, including the URLs set forth on the attached Exhibit C.
“Software” means any computer program, operating system, applications system, firmware or software code of any nature, whether under development or otherwise, including all object code, source code, data files, rules, definitions or methodology derived from the foregoing and any derivations, updates, enhancements and customization of any of the foregoing, processes, operating procedures, methods and all other Intellectual Property embodied with the foregoing, technical manuals, user manuals and other documentation thereof, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Target Working Capital” means Three Million Two Hundred Thousand and 00/100 Dollars ($3,200,000.00).
“Tax” means any multi-national, federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, entertainment, amusement, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, ad valorem, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any tax return relating thereto).
“Third Party Intellectual Property” means all Intellectual Property owned by third parties that is used by Seller in the conduct of the Business, including any Third Party Software.
“Third Party Software” means all Software owned by third parties that is used by Seller in the conduct of the Business.
“Transitioning Employees” means the employees listed on the attached Exhibit D.
“Transaction Documents” means this Agreement, the Non-Competition Agreement, the Note (as such term is defined in Section 3.1) and each other document contemplated hereby or described herein.
ARTICLE 2.
PURCHASE OF ASSETS
2.1 Purchased Assets. On the terms and subject to the conditions contained in this Agreement, on the Closing Date (as such term is defined in Section 2.2), Seller shall sell, transfer and assign to Purchaser, and Purchaser shall purchase from Seller, the following, free and clear of all Encumbrances (other than Permitted Encumbrances) (all assets of Seller to be purchased by Purchaser are collectively referred to as the “Purchased Assets”):
          (a) Business Contracts. All of Seller’s right, title and interest in (i) the Contracts set forth on Schedule 2.1(a)(i), (ii) sales and customer purchase commitments and customer purchase and sales orders, (iii) any existing Contracts containing any confidentiality agreements, work for hire agreements and other restrictive covenants with any of the Seller’s current and former employees in favor of Seller set forth on Schedule 2.1(a)(iii) and (iv) the Lease (collectively, the “Assumed Contracts”), in each case, expressly excluding Contracts set forth on attached Schedule 2.1(a)(v) (the “Excluded Contracts”).
          (b) Receivables. All accounts receivable of Seller, including those set forth on Schedule 2.1(b), and all of Seller’s rights to receive payments under the Assumed Contracts (the “Acquired Receivables”).

          (c) Inventories. All of Seller’s inventory (including raw materials, work-in-process and finished goods), product labels and packaging materials used in connection with the Business.
          (d) Equipment. All of the computer and technical equipment owned and or used (to the extent used pursuant to an Assumed Contract) by Seller, including, without limitation, the computer and technical equipment set forth on Schedule 2.1(d) (it being understood that Purchaser is not purchasing the personal computer of Paul Bay, but all information relating to the Business thereon shall be transferred to Purchaser).
          (e) Advances and Refunds. All of Seller’s rights relating to prepaid royalties or licensing fees paid by Seller to third parties arising under Assumed Contracts, purchase or sales accruals of Seller against minimum quantity or purchase commitments of Seller arising under the Assumed Contracts, prepaid expenses and deferred charges of Seller arising under Assumed Contracts, and all rights of Seller relating to any claims for refunds or rebates and rights to offset relating to the Purchased Assets.
          (f) Permits. All permits, licenses and other governmental approvals held by Seller with respect to the Business, to the extent they are lawfully transferable.
          (g) Insurance Claims and Benefits. All of Seller’s rights in and to insurance claims and benefits arising from or relating to the Purchased Assets or the Assumed Liabilities (as defined in Section 3.3); provided, however, that Seller shall retain all rights and proceeds arising from or relating to worker’s compensation and other employee-related insurance claims and benefits that relate to facts, circumstances or other occurrences arising on or prior to the Closing Date except with respect to the Transitioning Employees (but only to the extent Purchaser has Losses (as defined in Section 8.1) in connection therewith).
          (h) Causes of Action. All rights to causes of action, lawsuits, judgments, claims and demands of any nature whether choate or inchoate, known or unknown, contingent or non-contingent, available to or being pursued by Seller with respect to the Business or the ownership, use, function or value of any Purchased Asset, whether arising by way of counterclaim or otherwise, other than any counterclaims relating to Liabilities retained by Seller pursuant to Section 3.3.
          (i) Intangible Property. All of Seller’s rights in and to the Seller Proprietary Software, Seller Websites and, to the extent the same relate to the Business, all Seller’s Intellectual Property Rights (other than Third-Party Intellectual Property), including applications and registrations pertaining thereto, including without limitation, the property described on attached Schedule 2.1(i) (collectively, the “Transferred Intellectual Property” and along with the Seller Proprietary Software, the “Business Intellectual Property”) and including the rights to institute or maintain any action or investigation for and to recover damages for any past infringement thereof or any actions of unfair competition relating thereto. All of Seller’s rights in and to documents or other tangible materials embodying technology or Intellectual Property Rights owned by, licensed to or otherwise controlled by Seller, whether such properties are located on Seller’s business premises or on the business premises of Seller’s suppliers or customers, including, without limitation all Seller Proprietary Software (including both source and object codes) and related documentation for Seller Proprietary Software and the Seller Websites.
          (j) Warranty Claims. All warranty and other claims of Seller against any other Person relating to the Purchased Assets, whether choate or inchoate, known or unknown, contingent or noncontingent other than such claims that are not capable of being assigned set forth on Schedule 2.1(j).
          (k) Rights Under Uniloc Settlement. Seller’s rights and obligations under Section 4 and Section 5, respectively, of that certain Settlement Agreement with Uniloc USA, Inc. and Uniloc Private Limited, dated May 5, 2010.
          (l) Supplier, Contractor, Subcontractor & Customer/Merchant Information. All of Seller’s supplier, vendor, contractor, subcontractor, customer and merchant lists, including all Existing Consumer Data, and all other information of Seller or in Seller’s possession relating to Seller’s suppliers, vendors, manufacturers, contractors, subcontractors, customers and merchants with respect to the Business.
          (m) Records. Other than Seller’s corporate minute books, stock registry and returns with respect to Taxes of any kind (true and correct copies of which shall be provided to Seller at or before Closing), all of Seller’s books, records, manuals and other materials (in any form or medium), including all records and materials maintained at the headquarters or any other office/location of Seller (including the home office(s) and home computer(s) of any of Seller’s employees), quotes and bids and all product catalogs and brochures, advertising matter, catalogues, price lists, correspondence, sales orders and sales order log books, mailing lists, customer lists, referral sources, distribution lists, commission records, photographs, sales and promotional materials and records, purchasing materials and records, personnel records (subject to Legal Requirements), material safety data sheets, financial and accounting records, quality control records and procedures, service and warranty records, and sales order files and litigation files of Seller and/or relating to the Business (collectively, the “Records”).
          (n) Names. The names “Punch Software LLC”, “Punch! Software”, “Punch Software” or any combination of words in which such names appears or any right of Seller to use any such name in all jurisdictions in which Seller either currently uses any such name or has any right to use any such name.
          (o) Telephone Numbers; Email Addresses. To the extent transferable, the current telephone and facsimile numbers and listings and email addresses of the Business and the right to use the same currently being used in connection with the Business.
          (p) Goodwill. Goodwill (including all goodwill associated with and symbolized by the name or names identified in Section 2.1(n) above as used as a trademark or service mark and all goodwill associated with and symbolized by any other trademark or service mark, trade name or corporate name used in the conduct of the Business as now conducted), all related tangibles and intangibles which Seller uses in the conduct of the Business and all of Seller’s rights to continue to use the Purchased Assets in the conduct of a going business.

2.2 Closing. Closing on the purchase and sale of the Purchased Assets (the “Closing”) shall take place at the offices of Winthrop & Weinstine, P.A., 225 South Sixth Street, Suite 3500, Minneapolis, Minnesota 55402 as of the date hereof or at such other date and place as may be mutually agreed upon by the parties to this Agreement (such date is referred to in this Agreement as the “Closing Date”).
2.3 Title and Risk of Loss. Seller shall bear all cost and expense, and shall assume and bear all risk of loss, damage and destruction, due to theft, expropriation, seizure, destruction, damage, fire or other casualty of or related to the Purchased Assets until title thereto is passed to Purchaser on the Closing Date. The effective time of the closing shall be as of 12:01 a.m., Central Standard Time, on the Closing Date.
ARTICLE 3.
PURCHASE PRICE; TERMS OF PAYMENT
3.1 Purchase Price Amount. The purchase price (the “Purchase Price”) to be paid for the Purchased Assets by the Purchaser shall consist of and be paid as follows: (w) Eight Million and 00/100 Dollars ($8,000,000.00) shall be due and payable in full on the Closing Date, subject to adjustment pursuant to Section 3.6 below, (x) Purchaser shall issue a promissory note to the Seller on the Closing Date bearing interest at an interest rate per annum equal to 0.67% with an aggregate payment, constituting principal and interest, of One Million One Hundred Thousand and 00/100 Dollars ($1,100,000.00), due and payable on the first (1st) anniversary of the Closing Date (the “Note”), a form of which is attached hereto as Exhibit E; (y) the aggregate amount of Assumed Liabilities, and (z) the aggregate Earn Out Amounts paid pursuant to Section 3.5 below.
3.2 Sales and Use Tax; Straddle Period Taxes.
          (a) Seller shall be responsible for payment of any and all sales, use and other transfer taxes relating to or resulting from the purchase and sale of the Purchased Assets as described in this Agreement.
          (b) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Straddle Period Taxes”) shall be apportioned between Purchaser and Seller based on the number of days of such taxable period ending on and including the Closing Date, which shall be the responsibility of Seller, and the number of days of such taxable period after the Closing Date, which shall be the responsibility of Purchaser.
          (c) Taxes described in Section 3.2(a) and Straddle Period Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable law. The paying party shall be entitled to reimbursement from the non-paying party in accordance with Section 3.2(a) or (b), as applicable. Upon payment of any such Tax, the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under Section 3.2(a) or (b), as applicable, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of such statement.
3.3 Assumption of Liabilities. Purchaser will assume (i) Seller’s trade payables, including without limitation those existing as of April 30, 2010 and described on the attached Schedule 3.3, and other accrued liabilities set forth on Schedule 3.3, other than (A) trade payables and accrued liabilities under Excluded Contracts and (B) penalties, fees and interest relating to any payables that are in default as of the Closing Date, except to the extent included in the calculation of the Net Working Capital, (ii) all Liabilities relating to Assumed Contracts other than to the extent arising as a result of a breach thereof prior to Closing and (iii) all Liabilities arising from the use of the Purchased Assets by Purchaser after the Closing (collectively, the “Assumed Liabilities”). It is expressly understood that Purchaser is assuming only the Assumed Liabilities. Purchaser shall have no responsibility or liability for any liabilities or other obligations of Seller other than the Assumed Liabilities, and all liabilities and other obligations of Seller other than the Assumed Liabilities shall remain obligations of Seller. Without limiting the generality of the preceding sentence:
          (a) Seller shall retain and be responsible for paying, performing and discharging all Liabilities of Seller, other than the Assumed Liabilities, regardless of when incurred, and regardless of whether or not Purchaser is alleged to have liability as a successor to Seller, if any.
          (b) Except for the Assumed Liabilities, Purchaser is not, directly or indirectly, assuming any Liability of or claim against Seller of any kind whatsoever, whether known or unknown, actual or contingent, matured or unmatured, currently existing or arising in the future.
          (c) Purchaser shall not, as a result of the transactions contemplated by this Agreement or otherwise, acquire or be responsible for any Liabilities of or claims against Seller other than the Assumed Liabilities.
          (d) Except for the Assumed Liabilities, Seller shall be solely responsible for all Liabilities related to the operation of the Business prior to the Closing Date, including, without limitation, the costs and expenses relating to any and all pending and threatened litigation, together with any litigation commenced after the Closing Date that relates to facts, circumstances or other occurrences arising on or prior to the Closing Date.
          (e) Notwithstanding anything herein to the contrary, Seller shall be responsible for providing continuation coverage for all employees or former employees of Seller, as required by Section 4980B of the IRC and Part 6 of Title I of the Employee Retirement Income Security Act and the regulations promulgated thereunder (together “COBRA”), or any relevant benefit continuation requirements under Legal Requirements; provided that if at any time following the Closing Date, Seller ceases to maintain a “group health plan” (as defined in COBRA), Purchaser shall, to the extent required by COBRA and commencing on the date of such cessation, make available group health plan continuation coverage under group health plan of Purchaser to each “M&A qualified beneficiary” (as defined in COBRA) of Seller.

          (f) Seller shall retain and be responsible for any Taxes relating to the operation of the Business or the ownership or disposition of the Purchased Assets on or prior to the Closing Date.
3.4 Escrow Amount. All payments under the Note shall first be paid to the Escrow Agent designated in the Escrow Agreement, attached hereto as Exhibit F (the “Escrow Agreement”), until an amount equal to One Million One Hundred Thousand and 00/100 Dollars ($1,100,000.00) (the “Escrow Amount”) has been placed into escrow pursuant to the Escrow Agreement, and the remainder shall be paid to the Seller. The Escrow Agent shall hold the Escrow Amount and all interest and other amounts earned thereon in escrow until the date that is twenty four (24) months after the Closing Date pursuant to the Escrow Agreement for purposes of securing any amounts payable by Seller to Purchaser on account of any and all indemnification obligations under Article 8 hereof.
3.5 Earn Out Amount; Subordination.
          (a) In addition to the cash payment, the Note and the Assumed Liabilities described above, Seller shall be entitled to receive an earn out amount not to exceed Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00), as determined below (collectively, the payment of the amounts under this Section 3.5 shall be referred to as the “Earn Out Amounts”):
          (i) in the event that the Net Revenue equals or exceeds Eight Million and 00/100 Dollars ($8,000,000.00) between the Closing Date and the first anniversary of the Closing Date (the “Initial Earn Out Period”), Purchaser shall pay Seller Five Hundred Thousand and 00/100 Dollars ($500,000.00); plus
          (ii) in the event that the Net Revenue exceeds Eight Million and 00/100 Dollars ($8,000,000.00) in the Initial Earn Out Period, Purchaser shall pay Seller an additional amount of fifty percent (50%) of the Net Revenue actually received by Purchaser during the Initial Earn Out Period in excess of Eight Million and 00/100 Dollars ($8,000,000.00), in an amount not to exceed Seven Hundred Fifty Thousand and 00/100 Dollars ($750,000.00); plus
          (iii) in the event that the Net Revenue equals or exceeds Eight Million and 00/100 Dollars ($8,000,000.00) between the first and second anniversary of the Closing Date (the “Subsequent Earn Out Period” and, collectively with the Initial Earn Out Period, the “Earn Out Periods”), Purchaser shall pay Seller Five Hundred Thousand and 00/100 Dollars ($500,000.00); plus
          (iv) in the event that the Net Revenue exceeds Eight Million and 00/100 Dollars ($8,000,000.00) in the Subsequent Earn Out Period, Purchaser shall pay Seller an additional amount of fifty percent (50%) of the Net Revenue actually received by Purchaser during the Subsequent Earn Out Period in excess of Eight Million and 00/100 Dollars ($8,000,000.00), in an amount not to exceed Seven Hundred Fifty Thousand and 00/100 Dollars ($750,000.00).

For purposes hereof, the term “Net Revenues” shall mean net sales from sales or license of the Software Titles or any other Software where a material portion of the relevant source code and object code is comprised of or derived from Seller Proprietary Software (the “Earn Out Products”), including, without limitation all royalties received by Seller, in each case using the same accounting principles, procedures, policies and methods employed in preparing the Financial Documents (as defined in Section 4.4). For purposes of clarification of the term “Net Revenues”, the following items shall reduce Purchaser’s gross sales revenue for the purposes of calculating Purchaser’s “net sales” of the Earn Out Products (in each case, without duplication and to the extent included in gross sales revenue): (i) rebates and discounts allowed and taken, returns, adjustments and other credits (whether relating to the periods before or after Closing), (ii) shipping and mailing charges, (iii) sales, use and similar taxes, (iv) other pass-through costs and expenses, (v) reasonable out-of-pocket costs incurred in connection with the collection of past due accounts receivable, (vi) amounts owed to any distributor, including the ordinary, customary and reasonable amounts in which Navarre charges Purchaser for its services (it being understood that the terms and conditions between Navarre and Purchaser shall in no event be less favorable to Purchaser than current terms and conditions between Navarre and Seller prior to the date hereof) and (vii) credits, costs and expenses given or incurred in connection with slotting fees, price protection and deal buys related to Earn Out Products and Earn Out Products destroyed in the field; provided that credits, costs and expenses given or incurred in connection with (a) attending tradeshows, exhibitions and conventions and (b) cooperative advertising, including but not limited to costs of endcaps/displays, broadsheets and flyers, planogram (POG) fees, online/web ads/programs, special tray packs, and other special advertising programs, shall not reduce Purchaser’s gross sales revenue for the purposes of calculating Purchaser’s “net sales” of the Earn Out Products.
          (b) The amount of Net Revenues in either given Earn Out Period shall be determined and calculated in good faith by Purchaser within sixty (60) days after the end of the fiscal quarter of Purchaser in which an Earn Out Period ends. Purchaser shall prepare and deliver to Seller the calculation of Net Revenues prior to the expiration of each such period (the “Purchaser’s Net Revenues Report”).
          (c) Seller shall, not later than fifteen (15) calendar days after receipt of the Purchaser’s Net Revenues Report, deliver a report thereon (the “Seller’s Net Revenues Report”) to Purchaser. During such fifteen (15) day period, Buyer shall make reasonably available during normal business hours to Seller’s officers, representatives and agents such documents and information as may be requested by Seller to prepare the Seller’s Net Revenues Report. The Seller’s Net Revenues Report shall list those items included in the Purchaser’s Net Revenues Report, if any, to which Seller takes exception and Seller’s proposed adjustment. If Seller fails to deliver to Purchaser the Seller’s Net Revenues Report within fifteen (15) calendar days following its receipt of the Purchaser’s Net Revenues Report or does not set forth any exceptions, Seller shall be deemed to have accepted the Purchaser’s Net Revenues Report for purposes of Section 3.5(a) and for all other purposes of this Agreement. If Purchaser does not give Seller notice of its objections to the Seller’s Net Revenues Report within fifteen (15) calendar days following receipt of the Seller’s Net Revenues Report, Purchaser shall be deemed to have accepted the Net Revenues as adjusted by Seller in the Seller’s Net Revenues Report for purposes of Section 3.5(a) and for all other purposes of this Agreement. If Purchaser gives Seller notice of its objections to the Seller’s Net Revenues Report, and if Purchaser and Seller are

unable, within fifteen (15) calendar days after receipt by Seller of the notice from Purchaser of its objections, to resolve the disputed exceptions, such disputed exceptions will be referred to a reputable independent accounting firm mutually acceptable to Purchaser and Seller (the “Independent Accounting Firm”). The Independent Accounting Firm shall, within forty-five (45) days following its selection, deliver to Purchaser and Seller a written report determining such disputed exceptions (and only such disputed exceptions), and its determinations will be conclusive and binding upon the parties thereto for the purposes Section 3.5(a) and for all other purposes of this Agreement. The fees and disbursements of the Independent Accounting Firm acting under this Section 3.5(c) shall be apportioned between Seller and Purchaser based on the total dollar value of disputed exceptions resolved in favor of each such party, with each such party bearing such percentage of the fees and disbursements of the Independent Accounting Firm as the aggregate disputed exceptions resolved against that party bears to the total dollar value of all disputed exceptions considered by the Independent Accounting Firm.
          (d) Payments of the Earn Out Amounts shall be made on the first business day that is two (2) days after the amount of Net Revenues is finally determined under Section 3.5(c) (each such date, a “Payment Date”). Any payment by Purchaser to Seller under this Section 3.5(d) shall be made by wire transfer of immediately available funds to such account as Seller shall designate in writing to Purchaser. In the event that Purchaser fails to pay any of the Earn Out Amounts on a Payment Date, from and after such Payment Date, interest shall accrue on the unpaid principal balance of such Earn-Out Amount at a per annum interest rate of nine percent (9.0%).
          (e) Purchaser’s obligations under the Note and this Section 3.5 are intended to be and shall be subject to the provisions set forth in that certain Subordination Agreement (the “Subordination Agreement”), dated as of the date hereof, by and among Seller, Purchaser, Navarre and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) (“Wells Fargo”), relating to an existing credit facility evidenced by that certain Credit Agreement, dated as of November 12, 2009, by and between Navarre and Wells Fargo, as agent and for certain lenders executing the same. Furthermore, Seller agrees to execute and deliver such additional subordination agreement(s) (containing terms and conditions substantially the same as, and not materially less favorable to Seller than, those in the Subordination Agreement) as reasonably requested by Purchaser and/or Navarre in favor of Purchaser’s and/or Navarre’s current or future institutional lenders in connection with additional financing, refinancing or modifications, amendments or restatements of any exiting financing arrangement with such institutional lenders to reflect the subordinated nature of the Note and this Section 3.5 so long as the amount of obligations to which Seller is subordinated are not increased as a result thereof. Purchaser agrees that it shall reimburse Seller for the reasonable costs and expenses, including reasonable attorney’s fees, incurred by Seller in connection with the review and execution of any such additional subordination agreements.
3.6 Purchase Price Adjustment. The Purchase Price shall be subject to adjustment as follows:
          (a) Schedule 3.6(a) sets forth a calculation of the Net Working Capital, as of April 30, 2010. For purposes of this Agreement, “Net Working Capital” means, as of any date, the current assets included in the Purchased Assets less the current liabilities included in the Assumed Liabilities. The Net Working Capital, as of any specified date, shall be in accordance with GAAP and using the same accounting principles, procedures, policies and methods employed in preparing the Financial Documents to the extent not inconsistent with GAAP.
          (b) Not more than seven (7) Business Days nor less than three (3) Business Days before the Closing Date, Seller shall deliver to Purchaser a separate report (the “Estimated Working Capital Report”) setting forth the estimated Net Working Capital as of 12:01 a.m. as of the Closing Date (the “Estimated Closing Net Working Capital”). The Estimated Working Capital Report shall be prepared in the same manner as the Financial Documents and following the accounting principles, procedures, policies and methods employed in preparing the Financial Documents. If (i) the Estimated Closing Net Working Capital exceeds the Target Working Capital, the Purchase Price shall be increased on a dollar-for-dollar basis at Closing by the amount of such excess, or (ii) the Estimated Closing Net Working Capital is less than the Target Working Capital, the Purchase Price shall be reduced on a dollar-for-dollar basis at Closing by the amount of such deficiency.
          (c) Within ninety (90) days after the Closing Date, Purchaser will prepare and deliver to Seller a separate report (the “Closing Working Capital Report”) setting forth the actual Net Working Capital as of 12:01 a.m. on the Closing Date (the “Closing Net Working Capital”). The Closing Working Capital Report shall be prepared in the same manner as the Financial Documents and following the accounting principles, procedures, policies and methods employed in preparing the Financial Documents. For the avoidance of doubt, in no event shall the method for calculating Seller’s inventory for purposes of determining Closing Net Working Capital be adjusted to reflect any determination by Purchaser or any other Person that such inventory is not salable in the ordinary course, obsolete, slow-moving or carried above net realizable value. Seller shall, not later than fifteen (15) calendar days after receipt of the Closing Working Capital Report, deliver a report thereon (the “Seller’s Net Working Capital Report”) to Purchaser. During such fifteen (15) day period, Buyer shall make available during normal business hours to Seller’s officers, representatives and agents such documents and information as may be requested by Seller to prepare the Seller’s Net Working Capital Report. The Seller’s Net Working Capital Report shall list those items included in the Closing Working Capital Report, if any, to which Seller takes exception and Seller’s proposed adjustment. If Seller fails to deliver to Purchaser the Seller’s Net Working Capital Report within fifteen (15) calendar days following its receipt of the Closing Working Capital Report or does not set forth any exceptions, Seller shall be deemed to have accepted the Closing Working Capital Report for the purposes of any adjustment to the Purchase Price under Section 3.6(d) and for all other purposes of this Agreement. If Purchaser does not give Seller notice of its objections to the Seller’s Net Working Capital Report within fifteen (15) calendar days following receipt of the Seller’s Net Working Capital Report, Purchaser shall be deemed to have accepted the Closing Working Capital Report as adjusted by Seller in the Seller’s Net Working Capital Report for the purposes of any adjustment to the Purchase Price under Section 3.6(d) and for all other purposes of this Agreement. If Purchaser gives Seller notice of its objections to the Seller’s Net Working Capital Report, and if Purchaser and Seller are unable, within fifteen (15) calendar days after receipt by Seller of the notice from Purchaser of its objections, to resolve the disputed exceptions, such disputed exceptions will be referred to an Independent Accounting Firm mutually acceptable to Purchaser and Seller. The Independent Accounting Firm shall, within forty-five (45) days following its selection, deliver to Purchaser and Seller a written report determining such disputed exceptions (and only such disputed exceptions), and its determinations will be conclusive and binding upon the parties thereto for the purposes of any adjustment to the Purchase Price under Section 3.6(d) and for all other purposes of this Agreement. The fees and disbursements of the Independent Accounting Firm acting under this Section 3.6(c) shall be apportioned between Seller and Purchaser based on the total dollar value of disputed exceptions resolved in favor of each such party, with each such party bearing such percentage of the fees and disbursements of the Independent Accounting Firm as the aggregate disputed exceptions resolved against that party bears to the total dollar value of all disputed exceptions considered by the Independent Accounting Firm.
          (d) Post-Closing Adjustment.
          (i) If the Closing Net Working Capital, as finally determined under Section 3.6(c), is more than the Estimated Closing Net Working Capital, Purchaser shall, within three (3) Business Days following the final determination of the Closing Net Working Capital pursuant to Section 3.6(c), and based upon such final determination, pay to Seller the amount of such excess in cash. Any payment by Purchaser to Seller under this Section 3.6(d) shall be made by wire transfer of immediately available funds to such account as Seller shall designate in writing to Purchaser.
          (ii) If the Closing Net Working Capital, as finally determined under Section 3.6(c), is less than the Estimated Closing Net Working Capital, Seller shall, within three (3) Business Days following the final determination of the Closing Net Working Capital pursuant to Section 3.6(c), and based upon such final determination, pay to Purchaser the amount of such deficiency in the form of a deduction from any outstanding balance due on the Note (it being understood that in the event of any dispute pursuant to Section 3.6(c) Purchaser shall remain obligated to timely pay in accordance with the payment terms contained in the Note the difference between any amount in dispute as set forth in the Dispute Notice and the amount then due to Seller under the Note).
          (iii) In addition, any outstanding principal balance on all Acquired Receivables, net of any reserves for doubtful or uncollectible accounts, included in the calculation of Closing Net Working Capital other than Acquired Receivables due from Navarre or its Affiliates or customers thereof (the “Navarre Receivables”) and not collected during the term of the Note other than upon the exercise of any right of return in the ordinary course of business, shall be deducted from the outstanding balance due on the Note on the Maturity Date (as defined in the Note). Purchaser and Navarre shall use commercially reasonable efforts to collect all such Acquired Receivables.
3.7	Allocation of Purchase Price. The parties agree to allocate the Purchase Price among the Purchased Assets for all purposes (including financial accounting and Tax purposes) in connection with the determination of Seller’s Net Working Capital on the Closing Date as provided in Section 3.6 above. Purchaser shall deliver its allocation of the Purchase Price within ninety (90) days of the Closing Date. To the extent Seller agrees with Purchaser’s allocation, it shall report such allocation consistently for all Tax purposes. Seller and Purchaser will cooperate with each other in filing any returns or reports required to be filed by each of them under Legal Requirements with respect to such allocation. Notwithstanding the foregoing, to the extent any applicable Taxing authority takes a position in connection with an audit of any Tax return of Purchaser or Seller or otherwise that is inconsistent with any allocation on the allocation determined as provided herein, the parties shall take an appropriate defensive position with respect to such allocation until the controversy is finally determined.
ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF SELLER
In connection with and as an inducement to Purchaser to enter into and be bound by the terms of this Agreement, Seller hereby represents and warrants to Purchaser as follows:
4.1 Organization, Standing and Power. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on the Business as is now being conducted. Seller has delivered to Purchaser complete and correct certified copies of the Certificate of Formation and the limited liability company agreement of Seller as are currently in effect. Seller is duly qualified to transact business as a foreign limited liability company and is in good standing under the laws of each state in which it maintains any offices, any bank accounts or has any employees who reside and/or normally perform their employment services in such state, or as otherwise may be required by Legal Requirements, except where the failure to be so qualified would not have a Material Adverse Effect on Seller.
4.2 Authority. Seller has the full limited liability company power and authority to enter into, execute and deliver and to consummate the transactions contemplated by this Agreement and the Transaction Documents to which it is a party. This Agreement and each of the Transaction Documents to which Seller is a party has been duly and validly executed and delivered by Seller and constitute valid and binding obligations of Seller according to their respective terms, enforceable against Seller, except as the enforceability thereof may be restricted, limited or delayed by any applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors, or general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief).
4.3 No Violation. Except as set forth on Schedule 4.3, neither the execution and delivery by Seller of this Agreement and each of the Transaction Documents to which Seller is a party, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Seller with any of the provisions hereof or thereof will:
          (a) violate or conflict with any provision of the Certificate of Formation or limited liability company agreement of Seller or any agreement among its members;
          (b) violate or constitute a material default under or give rise to any right of termination, cancellation or acceleration under the terms, conditions or provisions of any agreement or instrument to which Seller is a party or by which any of its properties or assets is bound except as has been duly and validly waived, consented to or approved of by the other parties to such agreement or instrument;

          (c) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any of the Purchased Assets; or
          (d) violate any Legal Requirement applicable to Seller or any of the Purchased Assets.
4.4 Financial Information. Prior to the execution of this Agreement, the Seller has provided to Purchaser copies of (i) audited balance sheet, statements of income and cash flow, and statements of member’s equity for the years ended December 31, 2008 and December 31, 2009 for Seller, and (ii) financial statements for the period ended April 30, 2010 for Seller (all of the foregoing financial statements are collectively referred to in this Agreement as the “Financial Documents”). The Financial Documents, including the footnotes thereto, have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the financial condition, results of operations and cash flows of Seller at the respective dates and for the respective periods indicated in all material respects, except that the financial statements for the period ended April 30, 2010 for Seller do not contain footnotes or year-end adjustments.
4.5 Purchased Assets; Inventory
          (a) Seller has good and marketable title to all of the Purchased Assets and has the right to transfer title of the Purchased Assets to Purchaser free and clear of all Encumbrances (other than Permitted Encumbrances). The Purchased Assets constitute all of the material assets used by Seller in the Business during the one (1) year period prior to the Closing Date, except for such assets as may have been replaced and/or disposed of by Seller in the ordinary course of business prior to the Closing Date.
          (b) Except as would not be material, Seller’s inventory of raw materials, work-in-process and finished goods relating to the Business consists of items of a quality and quantity usable in the ordinary course of business. Seller has on hand or has ordered and expects timely delivery of such quantities of raw materials and has on hand such quantities of work in process and finished goods as are reasonably believed to be necessary to timely fill current orders to be shipped within thirty (30) days from the date hereof.
          (c) True, correct and complete copies of the Lease and all amendments, extensions, supplements, letter agreements, renewals, waivers and writings exercising rights therewith, to which Seller is a party or by which it is bound has been provided to Purchaser. Seller has, in all material respects, peaceful undisturbed possession of the Leased Real Property, and Seller has not assigned the Lease. To the knowledge of Seller, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person other than the Company the right of use or occupancy of the Leased Real Property or any portion thereof. To the knowledge of Seller, the Leased Real Property is in materially good operating condition, and the full security deposit, if any is required, is held under the Lease.
4.6 Books, Records and Accounts. The accounts, books and records material to the Business do not contain any material inaccuracies or discrepancies of any kind and have been properly and accurately kept and completed in all material respects.

4.7 Judgments; Litigation. There are no unsatisfied judgments of record against Seller. Except as set forth in Schedule 4.7, Seller, its assets, properties and the Business are subject to no pending or, to the knowledge of Seller, threatened, litigation, action, suit or proceeding by or before any court, arbitrator or federal, state or other Governmental Entity or by any private party.
4.8 Liabilities. Except for those Liabilities incurred by Seller in the ordinary course of business since April 30, 2010, Seller has no knowledge of material Liabilities of any kind or character outstanding for which Seller is liable that are not reflected on Seller’s April 30, 2010 balance sheet, a copy of which is included in the Financial Documents, other than Liabilities incurred in the ordinary course, consistent with past practice, which are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of contract, tort or violation of Legal Requirements.
4.9 Accounts Receivable. Schedule 2.1(b) sets forth an accurate list of the Acquired Receivables, an aging of the Acquired Receivables in the aggregate as of the close of business the business day before the Closing Date and the identity and address of the party from whom such receivable is owing. The Acquired Receivables arose in the ordinary course of business, consistent with past practices, represented bona fide claims against obligors for sales and other charges, and to the knowledge of Seller, except to the extent included in the reserves for doubtful or uncollectible accounts in the calculation of Closing Net Working Capital, are collectible in the ordinary course of business. Except to the extent expressly included in the reserves for doubtful or uncollectible accounts reflects in the calculation of Closing Net Working Capital, none of the Acquired Receivables are subject to any claim of offset, recoupment, setoff or counter-claim, other than agreements relating to a right of return, and Seller has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could reasonably be expected to give rise to any such claim. Except as set forth in Schedule 4.9, no Person has any Encumbrance on any of Acquired Receivables and none of the Acquired Receivables are subject to prior assignment and no agreement for deduction or discount has been made with respect to any of such Acquired Receivables, other than agreements relating to a right of return. Except as set forth in Schedule 4.9, none of the obligors of the Acquired Receivables have refused or given notice that it refuses to pay the full amount thereof, and none of the obligors of such Acquired Receivables is an Affiliate of Seller. Anything contained in this Agreement to the contrary notwithstanding, no representation or warranty is given with respect to the Navarre Receivables.
4.10 No Adverse Change. Except as set forth in Schedule 4.10, since December 31, 2009, there has not been:
          (a) one or more events, occurrences or developments which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect on the operations, assets or financial condition of the Business;
          (b) any write off as uncollectible of any Acquired Receivables;
          (c) with respect to the Business, any material delay or postponement of any payment of any accounts payable of Seller, or any extension or agreement to extend the payment date of any such accounts payable Seller other than in the ordinary course of business;

          (d) with respect to the Business, any change by Seller in its method of accounting or accounting practice that affects the Financial Statements, other than changes required under applicable Law, or any failure by Seller to maintain in all material respects its books, accounts and records in the ordinary course of business; or
          (e) any agreement, understanding or commitment by Seller to do any of the foregoing.
4.11 Assumed Contracts.
          (a) Except as set forth in Schedule 4.11(a), Seller has performed in all material respects all of the obligations required to be performed by it and, to the knowledge of Seller, is entitled to all benefits under, and is not alleged to be in material default in respect of, any Assumed Contract. Except as set forth in Schedule 4.11(a), there exists no default or event of default or event, occurrence, condition or act, with respect to Seller or, to Seller’s knowledge, any other contracting party, which, with the giving of notice, the lapse of time or the consummation of the transactions contemplated by the Transaction Documents, would constitute (i) a material breach, default or event of default under any Assumed Contract, or (ii) give any third party (A) the right to declare a material breach or default or exercise any material remedy under any Assumed Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Assumed Contract, (C) the right to accelerate the maturity or performance of any material obligation of Seller under any Assumed Contract, (D) the right to cancel, terminate or modify any Assumed Contract, or (E) the right to claim any interest in the Business Intellectual Property.
          (b) Except as set forth in Schedule 4.11(b), Seller has not received any written notice or, to Seller’s knowledge, any other communication regarding any actual or possible material violation or breach of, default under, or intention to cancel or modify any Assumed Contract.
          (c) Each of the Assumed Contracts is in full force and effect and constitutes a legal, valid and binding agreement of Seller, and Seller has no knowledge that any Assumed Contract is not a legal, valid and binding agreement of any other party thereto, subject only to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors, or (ii) general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief). Except as set forth in Schedule 4.11(c), immediately following the Closing Date, each Assumed Contract shall be a legal, valid and binding agreement of Purchaser and, to the knowledge of Seller, each other party thereof, enforceable against Purchaser in accordance with its respective terms and, to the knowledge of Seller, enforceable against each other party thereto in accordance with its respective terms, subject only to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors, or (ii) general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief).

          (d) Except as set forth in Schedule 4.11(d), all Assumed Contracts are in written and executed form. True and complete copies of each Assumed Contract, together with all amendments and supplements thereto, whether or not executed, and all waivers of any terms thereof (including in facsimile and other electronic form), have been provided or made available to Purchaser prior to the Closing Date.
          (e) Schedule 4.11(e) contains an accurate and complete list of all Contracts in which Seller is a party relating to the Business other than the Assumed Contracts that involve payments or expenditures by Seller or any other Person of less than Five Thousand Dollars ($5,000.00) over the life of the applicable Contract and other than contracts relating to generally commercially available “off-the-shelf” or “shrink-wrapped” Software.
4.12 Taxes. Seller has filed all federal, state, county, local and foreign income Tax returns and all other material returns with respect to Taxes of any kind that are required to be filed. Seller is not currently the beneficiary of any extension of time within which to file any such return. All income and other material Taxes owed by Seller have been paid. All material Taxes required to be withheld or collected by Seller on or prior to the Closing Date from the Transitioning Employees (including Persons designated as independent contractors) have been properly withheld and, if required on or prior to the Closing Date, have been deposited with, or paid as directed by, the appropriate Governmental Entity. Except as set forth on Schedule 4.12, there are no audits of Tax returns of Seller pending or, to the knowledge of Seller, threatened, and all past audits of Tax returns of Seller, if any, have been settled. There are no deficiencies proposed or assessed as a result of any pending audit. Seller is not a party to any pending or, to the knowledge of Seller, threatened action or proceeding against Seller for the assessment or collection of Taxes by any Governmental Entity, and there is no basis for any such action or proceeding. There are no Encumbrances (other than Permitted Encumbrances) on the Purchased Assets for Taxes (other than Taxes that are not yet due and payable). Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a tax assessment or deficiency.
4.13 Labor. With respect to Transitioning Employees: (a) there are no disputes pending or, to the knowledge of Seller, threatened against Seller involving the Transitioned Employees; and (b) Seller has complied in all material respects with all Legal Requirements relating to employment of labor, including all Legal Requirements relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of social security and similar Taxes. Seller is not a party to any collective bargaining agreement or other labor union contract applicable to Transitioning Employees and, to the knowledge of Seller, there are not any activities and proceedings of any labor union to organize any such Transitioning Employees. All of the Contracts containing any confidentiality agreements, work for hire agreements and other restrictive covenants with any of the Seller’s current and former employees in favor of Seller are set forth on Schedule 2.1(a)(iii).
4.14 Compliance with ERISA. With respect to the Transitioning Employees, each employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which Seller has established or maintained or to which Seller is or has been obligated to contribute, or in which Seller’s employees participate is in compliance with the applicable provisions of ERISA and the IRC except where noncompliance would not reasonably be expected to result in a Material Adverse Effect. For purposes of this Section 4.14, the term “employee benefit plan” shall have the meaning assigned thereto in Section 3 of ERISA.
4.15 Compliance With Laws.
          (a) Seller is in material compliance in all respects with all applicable Legal Requirements. Seller has all material permits and licenses from governmental authorities required to conduct the Business as it is now being conducted.
          (b) Seller, the Business and the Purchased Assets are and have been operated and maintained in compliance in all material respects with all applicable Environmental Laws. The Seller has not received any written communication from a Governmental Entity or any other Person, alleging that Seller is not in such compliance. No event has occurred which, with or without the passage of time or the giving of notice, or both, would constitute a material non-compliance by Seller with, or a material violation by Seller of, the Environmental Laws.
4.16 Intangible Property.
          (a) Exhibit A contains an accurate and complete list and description (including a name, product description, version level, and language in which it is written) of all Seller Proprietary Software. Exhibit C contains an accurate and complete list of all URLs owned or controlled by Seller. Schedule 2.1(i) contains an accurate and complete list and description of all applications and registrations pertaining to the Business Intellectual Property. Schedule 4.16(a) contains an accurate and complete list and description (including a name, product description and version level) of all Third Party Software that is (i) licensed, offered or provided to customers of Seller as part of or in conjunction with the Seller Proprietary Software and Seller Websites, or (ii) material to the use of the Seller Proprietary Software and Seller Websites.
          (b) Except as set forth in Schedule 4.16(b), Seller owns all Business Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances), and no Person has any ownership interest in or other right to any Business Intellectual Property, including the right to royalty payments based on Seller’s or any of Seller’s customers’ license or use of the Seller Proprietary Software. Seller has not received any written notice or claims challenging Seller’s exclusive ownership of any Business Intellectual Property or the validity or enforceability of any Business Intellectual Property. Seller has not granted to any Person any exclusive rights in any Business Intellectual Property.
          (c) Seller has the right to transfer and assign the Transferred Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances) to Purchaser.
          (d) The Business Intellectual Property, together with the Third Party Intellectual Property including the Seller Proprietary Software, constitutes all of the material Intellectual Property necessary to operate the Business as currently conducted, including all Intellectual Property embodied in Seller Proprietary Software. Except as set forth in Schedule 4.16 (d), all rights of Seller in and to all Third Party Intellectual Property may be transferred or sub-licensed (on a perpetual, worldwide, royalty free basis), to Purchaser. The use of any Third Party Intellectual Property by Seller in connection with the Business is in material compliance with all licenses applicable thereto.

          (e) The Business Intellectual Property does not infringe, misappropriate, or otherwise violate (collectively, “Infringe”) on any Intellectual Property Right of any Person, and no claim of such Infringement is pending or, to the knowledge of Seller, threatened, against Seller or, to the knowledge of Seller, any Person who may be entitled to be indemnified, defended, held harmless, or reimbursed by Seller for such Infringement. No Business Intellectual Property is subject to any Proceeding or subject to any outstanding order (in each case involving Seller) that restricts in any material respect the use, transfer or licensing thereof by Seller or may adversely affect the validity or enforceability of Business Intellectual Property. To the knowledge of Seller, no Person has Infringed, or is Infringing, any of the Intellectual Property Rights applicable to Business Intellectual Property.
          (f) Except as set forth in Schedule 4.16(f), all current and former employees, consultants and contractors of the Seller have executed and delivered and, to the knowledge of the Seller, are in compliance with, enforceable agreements regarding the protection of the confidential information relating to the Business and providing work for hire language and/or valid written assignments, as appropriate, of all Business Intellectual Property conceived or developed by such employees, consultants, or contractors in the course of their employment or engagement with Seller.
          (g) With respect to the Business, Seller has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of all material proprietary information that Seller holds or purports to hold as a trade secret.
          (h) Seller maintains (i) machine-readable copies of Seller Proprietary Software and the Third Party Software, and (ii) reasonably complete technical documentation or user manuals for all releases or versions thereof currently in use by Seller. Such machine-readable copies conform to the corresponding source code listing in all material respects.
          (i) Seller Proprietary Software and, to the knowledge of Seller, any Third Party Software that is used in connection with any Seller Proprietary Software, does not contain any Harmful Code and does not contain and is not in any manner derived from any Publicly Available Software. Schedule 4.16(h) lists all Publicly Available Software used in connection with any Seller Proprietary Software, including in the development or testing thereof, and describes (i) the manner in which such Publicly Available Software was used, (ii) whether (and, if so, how) such Publicly Available Software was modified by or for Seller, and (iii) how such Publicly Available Software is integrated with or interacts with Seller Proprietary Software.
          (j) The Seller Proprietary Software meets in all material respects the specifications and feature descriptions set forth in current written specifications or any other relevant documentation provided by Seller, including on any product packaging, Seller Websites, in the product manual and in any user guide or otherwise (collectively, the “Specifications”). The Seller Proprietary Software (excluding Software under development), (i) functions, repeatedly, without interruption, loss of data or erroneously or improperly formatted output, and (ii) there are no technical problems with any of Seller Proprietary Software which would materially and adversely affect the performance of such Seller Proprietary Software to fail to substantially conform to the Specifications.

4.17 Sufficiency of Assets. Except to the extent of Excluded Contracts, employees of Seller that are not Transitioning Employees and assets of Seller that are not Purchased Assets, the Purchased Assets comprise all of the assets that are necessary for Purchaser to conduct the Business in all material respects after the Closing Date in a manner consistent with past practice and constitute all of the assets used by Seller in the Business.
4.18 Customers and Suppliers.
          (a) Schedule 4.18(a) sets forth an accurate list of the revenues generated from each of Seller’s customers for both the year-ended December 31, 2009 and the three (3) months ended April 30, 2010 that account for, individually, at least five percent (5%) of Seller’s gross revenue for such periods (the “Significant Customers”). Except as set forth in Schedule 4.18(a), Seller is not aware of any outstanding material disputes concerning any the relationships with such Significant Customers. Except as set forth in Schedule 4.18(a), Seller has no knowledge (i) of any material dissatisfaction on the part of any of Significant Customers, and (ii) that any of the Significant Customers intends to cease or materially reduce its purchases from Seller. that any of the Significant Customers intends to cease or materially reduce its purchases from Seller (excluding general macro-economic conditions). Except as set forth in Schedule 4.18(a), Seller has not received any written notice from any Significant Customer that such client shall not continue as a client of Seller (or Purchaser) after the Closing under the Business or that any of Seller’s customers intends to terminate or materially modify existing Contracts with Seller (or Purchaser). Since January 1, 2005, Seller has stored and maintained all Existing Consumer Data in a manner consistent in all material respects with industry practice and has not licensed or sold the same to, or entered into any Contract to license or sell the same with, any Person other than as contemplated herein.
          (b) Attached hereto as Schedule 4.18(b) are the privacy policies of or related to the Business which have been in effect since January 1, 2005, including the dates in which such policies were in effect (the “Privacy Policies”). Seller has been in material compliance with the Privacy Policies and any and all Legal Requirements related thereto. The transfer of any Existing Consumer Data from Seller to Purchaser as contemplated herein shall be in full and complete compliance with the Privacy Policies and any and all Legal Requirements related thereto.
          (c) Schedule 4.18(c) sets forth an accurate list of each supplier of Seller who, for the year-ended December 31, 2009 and the three (3) months ended April 30, 2010, was one of the ten (10) largest suppliers of products and/or services to the Business, based on amounts paid or payable (each, a “Significant Supplier”). Seller has no outstanding material dispute concerning products and/or services provided by any Significant Supplier. Seller has not received any information from any Significant Supplier that such supplier shall not continue as a supplier to Seller or, following Closing, Purchaser or that any Significant Supplier intends to terminate or materially modify existing Contracts with Seller or, following closing, Purchaser.
4.19 Terms and Conditions; Warranties. Purchaser has been furnished with complete and correct copies of the terms and conditions of end user license agreements and warranty information currently provided with respect to the sale of any Seller Proprietary Software. Attached hereto as Schedule 4.19 is a list of all forms of end user license agreements currently used by Seller with respect to the sale of any Seller Proprietary Software. No Seller Proprietary

Software nor any other services sold, delivered or rendered by or on behalf of Seller with respect to the Business is subject to any guaranty, warranty, or other indemnity, express or implied, beyond such end user license agreement terms and conditions.
4.20 Product and Service Liability. Except as would not reasonably be expected to materially and adversely affect the Business, or as otherwise described on Schedule 4.20, Seller does not have any Liability or obligations of any nature (whether known or unknown, accrued, absolute, contingent or otherwise, and whether due or to become due), whether based on strict liability, negligence, breach of warranty (express or implied), breach of contract or otherwise to any Significant Customer or Significant Supplier with respect to the Business or service rendered on or prior to the Closing Date by or on behalf of, Seller that is not otherwise fully and adequately reserved against as reflected in the Financial Documents to the extent required by GAAP.
4.21 Consents; Approvals. Schedule 4.21 sets forth a list of all material notices, reports, filings, approvals, orders, authorizations, consents, licenses, permits, qualifications or registrations, or qualifications, registrations or applications for new approvals, orders, authorizations, consents, licenses, permits, qualifications or registrations, or waivers of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communications required to be filed with or delivered to, any Governmental Entity or any other Person (each, an “Approval”) and the Assumed Contracts associated therewith (if any) that are required as a result of the execution, delivery and performance by Seller of any of the Transaction Documents and the consummation of the transactions contemplated thereby. Except where the failure to obtain such Approval would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect, no other Approval is required or necessary in connection with the execution and delivery of the Transaction Documents or the consummation of the transactions contemplated thereby. Except as set forth on Schedule 4.21, none of the Assumed Contracts will terminate as the result of any failure to obtain any Approval required thereunder in connection with the transactions contemplated by the Transaction Documents. The execution, delivery and performance of the Transaction Documents by Seller and the consummation of the transactions contemplated thereby are not subject to the jurisdiction or approval of any Governmental Entity. Seller does not require the consent of any Governmental Entity to permit it to operate the Business in the manner in which the Business is presently being operated. Seller possesses all material permits, licenses and other authorizations, if any, from all Governmental Entities presently required to permit it to operate the Business in the manner in which the Business is presently conducted.
4.22 Broker or Finder. Other than Updata Advisors, Inc., Seller is not obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of the Transaction Documents, or in connection with the transaction contemplated thereby. Seller shall be solely responsible for any and all costs and fees associated with any investment banker, broker, advisor, finder or similar party retained by Seller.
4.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4: (i) Seller makes no other express or implied representation or warranty to Purchaser; and (ii) Seller makes no representations with respect to any plan(s) of Purchaser for the future conduct of the Business, or any implied warranties of merchantability or fitness for a particular purpose. For the avoidance of doubt, except for the representations and warranties contained in this Article 4, no warranty or representation is given on the contents of the documents provided during due diligence, including any information in any data room and any other reports, financial forecasts, projections or information furnished by or on behalf of Seller or its officers, directors, employees, agents or representatives or in any other documents or other information not contained in this Agreement or the Transaction Documents.
4.24 Knowledge of Seller. When used herein, the words “knowledge of Seller” or words of like import shall mean the actual knowledge of Paul Bay, Kenneth Beerman and Craig Birmingham, Timothy Olson, Ryan Verity, Jeffrey Steinke and/or Matthew Hopkins of the particular fact or matter after reasonable inquiry of appropriate Seller personnel reporting directly to them and review of the books and records of Seller.
Subject to Article 8, including, without limitation, Sections 8.7 and 8.8, except for the representations and warranties contained in Sections 4.1, 4.2, 4.3(a), 4.12 and 4.22, which shall survive until the later or (i) payment of all amounts due under Section 3.5 and (ii) release of the Escrow Amount pursuant to the Escrow Agreement, all representations and warranties of Seller in this Agreement, and any certificate or document delivered pursuant to this Agreement, shall survive the Closing and the consummation of the transactions contemplated hereby for a period of twenty four (24) months. Subject to Article 8, including, without limitation, Sections 8.7 and 8.8, the covenants and post-closing obligations of the Seller in this Agreement shall survive until the later or (i) payment of all amounts due under Section 3.5 and (ii) release of the Escrow Amount pursuant to the Escrow Agreement.
ARTICLE 5.
REPRESENTATIONS, WARRANTIES OF PURCHASER
AND NAVARRE
In connection with and as an inducement to Seller to enter into and be bound by the terms of this Agreement, Purchaser, and solely with respect to Sections 5.2 and 5.4, Navarre, hereby represent and warrant to Seller as follows:
5.1 Organization; Capitalization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota.
5.2 Authority. Each of Purchaser and Navarre has full power and authority to enter into, execute and deliver and to consummate the transactions contemplated by this Agreement and the Transaction Documents to which it is a party. Each of Purchaser and Navarre has duly and validly executed and delivered this Agreement and Transaction Documents to which it is a party and this Agreement and each Transaction Document constitutes a valid and binding obligation of Purchaser and/or Navarre, as applicable, according to its terms. The execution of this Agreement and each Transaction Document by Purchaser has been duly authorized by the Board of Directors of Purchaser. The execution of this Agreement and each Transaction Document to which it is a party by Navarre has been duly authorized by the Board of Directors of Navarre.
5.3 Broker or Finder. Purchaser is not obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of the Transaction Documents, or in connection with the transaction contemplated thereby. Purchaser shall be solely responsible for any and all costs and fees associated with any investment banker, broker, advisor, finder or similar party retained by Purchaser.
5.4 Guarantee. Navarre guarantees the full and timely performance of all of Purchaser’s obligations under this Agreement and the Transaction Documents, including, without limitation, Purchaser’s obligations pursuant to Sections 3.1, 3.4 and 8.2 of this Agreement.
All representations and warranties of Purchaser and Navarre contained in this Agreement and in any certificate or document delivered pursuant to this Agreement shall survive indefinitely. The obligations and covenants of the Purchaser and Navarre in this Agreement shall survive indefinitely.
ARTICLE 6.
DELIVERY OF DOCUMENTS
6.1 By Purchaser to Seller. On the Closing Date, Purchaser shall deliver the following to Seller all of which shall be in form and substance reasonably acceptable to Seller (delivery of the items in this Section 6.1 shall be an express precondition on the obligations of the Seller to close the transactions set forth in the Transaction Documents):
          (a) Authorizing Resolutions. A copy of the duly adopted resolutions of the Board of Directors of Purchaser approving this Agreement and authorizing the execution and delivery of each Transaction Document to which Purchaser is a party and the consummation of the transactions contemplated thereby.
          (b) Non-Competition Agreement. A duly executed Non-Competition Agreement, in the form set forth as Exhibit G, signed by an authorized officer of Purchaser (the “Non-Competition Agreement”).
          (c) Note. A duly executed original Note, signed by an authorized officer of Purchaser, and Guaranty thereof, signed by an authorized officer of Navarre.
          (d) Assignment of Lease. A duly executed Assignment and Assumption of Lease by Purchaser.
          (e) Subordination Agreement. A duly executed original Subordination Agreement, signed by an authorized officer of Purchaser, Navarre and Wells Fargo.
          (f) Opinion of Counsel. An opinion of Purchaser’s counsel, in a form requested by Seller.
6.2 By Seller to Purchaser. On the Closing Date, Seller shall deliver the following to Purchaser, all of which shall be in form and substance reasonably acceptable to Purchaser (delivery of the items in this Section 6.2 shall be an express precondition on the obligations of the Purchaser to close the transactions set forth in the Transaction Documents):
          (a) Certificate of Good Standing. Certificate of Good Standing of Seller from the Delaware Secretary of State, dated no more than ten (10) days prior to the Closing Date.

          (b) Assignments and Consents. Each assignment and consent document set forth on Schedule 6.2(b), in form and content acceptable to Purchaser and duly executed by an authorized manager of Seller or an authorized officer of Seller’s lienholders, as applicable.
          (c) Assignment of Lease. A duly executed Assignment and Assumption of Lease, by each of Seller and Dihedral Investment Company.
          (d) Subordination Agreement. A duly executed original Subordination Agreement, signed by an authorized officer of Seller.
          (e) Authorizing Resolutions. A copy of the duly adopted resolutions of the members and the managers of Seller approving this Agreement and authorizing the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby.
          (f) Non-Competition Agreement. A duly executed Non-Competition Agreement, signed by an authorized manager of Seller, and each of the following persons: Paul Bay and Kenneth Beerman.
          (g) Opinion of Counsel. An opinion of Seller’s counsel, in a form requested by Purchaser.
          (h) Other Documents. All other documents, instruments or writings required to be delivered to Purchaser at or prior to Closing pursuant to this Agreement, and such other certificates of authority and documents as Purchaser may reasonably request.
ARTICLE 7.
ADDITIONAL COVENANTS AND COMMITMENTS
7.1 Proration of Obligations to Employees. Seller shall be responsible for the payment of all wages and other remuneration due to Transitioning Employees with respect to their services as employees of Seller through the close of business on the Closing Date, including pro rata bonus payments, severance payments and all vacation/paid time off pay earned prior to the Closing Date. Seller shall be liable for any claims made or incurred by Transitioning Employees and their beneficiaries through the Closing Date under the Benefit Plans.
For purposes of the immediately preceding sentence, a claim will be deemed incurred, in the case of hospital, medical or dental benefits, when the services that are the subject of the claim are performed and, in the case of other benefits (such as disability or life insurance), when an event has occurred or when a condition has been diagnosed that entitles the employee to the benefit.
7.2 Post-Closing Payments. On or after the Closing Date, any payments received by Seller relating to the Acquired Receivables or from any of Seller’s customers or otherwise in connection with the Business shall be immediately (but in no event more than five (5) business days following receipt thereof) transferred by Seller to Purchaser.
7.3 Business Operations.

          (a) Seller shall bear all responsibility for ownership and operation of the Purchased Assets and the underlying business on and prior to the Closing Date, including the responsibility for any claims by third parties that relate to such business and matters that occur on or prior to the Closing Date other than the Assumed Liabilities. Purchaser shall bear all responsibility for ownership and operation of the Purchased Assets and the underlying business after the Closing Date, including responsibility for any claims by third parties that relate to such business and matters that occur after the Closing Date.
          (b) After the Closing and through the Earn Out Periods, Purchaser shall use its commercially reasonable efforts to continue to market and sell or license the Earn Out Products in a manner reasonably designed, in good faith, to maximize operating income relating to the sale of the Earn Out Products; provided, however, that (i) Purchaser may, in its business judgment, select which of the Earn Out Products it elects to market and sell and/or license and may make revisions, modifications and subsequent versions to the same, if such actions are taken in good faith with the intent of maximizing operating income and (ii) nothing herein shall require Purchaser to continue to market and sell and/or license any Earn Out Products to the extent that such endeavors, in Purchaser’s business judgment, are reasonably unlikely to maximize operating income; provided further, that in each case, Purchaser shall not take any action the primary purpose of which is to shift Net Revenues from any Earn Out Period to a later period.
7.4 Brokers. Each of Seller and Purchaser will bear its own expenses in connection with the proposed transactions described in this Agreement incurred in connection with the preparation, execution, and performance of this Agreement, the other Transaction Documents and the transactions contemplated herein, including fees and expenses of agents, brokers, representatives, counsel, and accountants.
7.5 Litigation Support.
          (a) In the event and for so long as any party is actively contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with any fact, situation, condition, activity, occurrence, incident, action, failure to act, or transaction arising prior to the Closing Date involving Seller, Seller will, upon prior reasonable request, cooperate in the contest or defense, make available its personnel, and provide such testimony and access to their books and records to Purchaser as may be necessary in connection with the contest or defense, all at the sole cost and expense of Seller (unless the contesting or defending party is entitled to indemnification therefor under Article 8 below).
          (b) In the event and for so long as any party is actively contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with any fact, situation, condition, activity, occurrence, incident, action, failure to act, or transaction arising after the Closing Date involving Purchaser, Purchaser will, upon prior reasonable request, cooperate in the contest or defense, make available its personnel, and provide such testimony and access to their books and records to Seller as may be necessary in connection with the contest or defense, all at the sole cost and expense of Purchaser (unless the contesting or defending party is entitled to indemnification therefor under Article 8 below).
7.6 Access to Books and Records. Purchaser shall, upon reasonable notice, permit representatives of Seller to have reasonable access during normal business hours and under reasonable circumstances to personnel, premises, properties, assets, books and records, contracts and documents pertaining to the Business or the Purchased Assets in connection with Seller’s preparation of Tax returns. Within fifteen (15) days of Closing, Seller shall provide to Purchaser copies of its balance sheet, statements of income and cash flow, and statements of member’s equity and all supporting schedules including but not limited to the accounts receivable listing, inventory listing, prepaid assets and other current assets summary, accounts payable listing, accrued reserves and liabilities summary, and deferred revenue summary for the period ended as of the Closing Date for Seller (it being understood that Seller makes no representation or warranty with respect to such financial statements or information).
7.7 Mutual Cooperation. Purchaser and Seller agree to work together and cooperate to the extent reasonably necessary so as to facilitate closing on the transactions contemplated by the Transaction Documents. Further, subsequent to Closing, Purchaser and Seller, at the reasonable request of the other, shall each execute, deliver and acknowledge all such further instruments and documents and do and perform all such other acts and deeds as may be reasonably required to consummate the transactions contemplated by the Transaction Documents and to carry out the purpose and intent of the Transaction Documents. During the period beginning on the Closing Date and (i) ending thirty (30) days thereafter, Seller agrees that, upon the reasonable request of Purchaser, it shall use commercially reasonable efforts to reasonably assist Purchaser in the delivery of the inventory purchased by Purchaser pursuant to this Agreement and (ii) ending ninety (90) days thereafter, Seller agrees that, upon the reasonable request of Purchaser, it shall use commercially reasonable efforts to address the financial questions of Purchaser relating to the Business; provided that, in any event, Seller shall have no obligation to employ or otherwise retain the services of any employees of Seller and shall have no liability with respect to the foregoing obligations. Purchaser shall reimburse Seller for any reasonable out of pocket expenses (excluding salaries and other payments made to employees or contractors of or consultants to Seller) incurred by Seller in connection with the foregoing.
7.8 Third Party Consents. Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to Assumed Contracts as set forth in the Schedules to this Agreement and such consents may not be obtained prior to Closing. Purchaser agrees that neither Seller shall have any liability whatsoever to Purchaser (and Purchaser shall not be entitled to assert any claims against Seller) arising out of or relating to the failure to obtain any such consents required in connection with the transactions contemplated by this Agreement or any result or consequence thereof. Seller shall cooperate in any reasonable manner in connection with obtaining any such required consents; provided that such cooperation shall not include any requirement of Seller to expend money, commence any arbitration proceeding or litigation or offer or grant any accommodation (financial or otherwise) to any third party.
ARTICLE 8.
INDEMNIFICATION
8.1 Indemnification by Seller. After the Closing, Purchaser, its Affiliates and their respective officers, directors, shareholders, employees, agents, successors and assigns (collectively, the (“Purchaser Indemnified Parties”) shall be indemnified and held harmless by Seller against any and all Liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties, including related attorney and consultant fees and expenses (hereinafter collectively a “Loss”), actually suffered or incurred by them, arising out of, relating to or resulting from (a) the inaccuracy of any representation(s) or warranty(ies) made by Seller in the Transaction Documents, (b) the breach by Seller of any of its covenants or agreements in the Transaction Documents and (c) any Liability of Seller not expressly constituting an Assumed Liability (except to the extent the same are subject to a good faith dispute).
8.2 Indemnification by Purchaser. After the Closing, Seller, its Affiliates and their respective managers, members, employees, agents, successors and assigns shall be indemnified and held harmless by Purchaser against any and all Losses actually directly incurred by them arising out of, relating to or resulting from (a) the inaccuracy of any representation(s) or warranty(ies) made by Purchaser in the Transaction Documents, (b) the breach by Purchaser of any of its covenants or agreements in the Transaction Documents, (c) failure to pay Assumed Liabilities (except to the extent the same are subject to a good faith dispute) or (d) the operation of the Business by Purchaser after the Closing Date.
8.3 Certain Limitations on Damages; Mitigation.
          (a) Anything contained in this Agreement to the contrary notwithstanding, Losses for which Purchaser or Seller shall be entitled to indemnification shall not include consequential, indirect or punitive damages regardless of the form of the claim or action, except to the extent such damages are payable by Purchaser in respect of third party claims.
          (b) Each of Purchaser and Seller shall use commercially reasonable efforts to mitigate any Losses for which it may seek indemnification under this Agreement. Losses for which Purchaser or Seller shall be entitled to indemnification pursuant to this Article 8 shall be reduced by the amount of (i) any Tax benefits realized as a result thereof or (ii) insurance proceeds and other third party recoveries actually received by such party in respect thereof (net of the out-of-pocket cost of recovery thereof) provided that Purchaser shall have no affirmative obligation to file any claim under any insurance policy to recover such Loss(es) with respect to claims related to Intellectual Property Rights.
8.4 Claim Procedures. Any party seeking indemnification hereunder (an “Indemnified Party”) shall give to the party from whom indemnification is sought (an “Indemnifying Party”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of the Transaction Documents upon which such claim is based; provided that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced. Any indemnification payment under this Article 8 shall be treated as an adjustment to the Purchase Price for all tax purposes. After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article 8 shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnifying Party; or (ii) if the Indemnified Party and the Indemnifying Party have not otherwise agreed upon the amount of indemnification due the Indemnified Party within ninety (90) days of the giving of such Claim Notice, such Claim will be resolved by a court as provided in Section 9.4.
8.5 Notice and Opportunity to Defend. The Indemnified Party shall promptly, and in all events within ninety (90) days of obtaining actual knowledge thereof, notify the Indemnifying Party of the existence of any claim, demand or other matter requiring a defense to which the Indemnifying Party’s obligations under this Article 8 would apply. The Indemnified Party shall give the Indemnifying Party a reasonable opportunity to defend the claim, demand or matter at the Indemnifying Party’s own expense and with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnified Party shall at all times also have the right to fully participate in the defense at its sole cost and expense. Any such claim, demand or other matter shall not be settled or compromised without the consent of the Indemnified Party. If the Indemnifying Party shall, within a reasonable time after receipt of notice, fail to defend, the Indemnified Party shall have the right, but not the obligation, to undertake the defense, and to compromise or settle, exercising reasonable business judgment, the claim, demand or other matter on behalf, for the account and at the risk of the Indemnifying

Party and shall provide notice of the terms of any judgment or settlement to the Indemnifying Party within ten (10) days thereof. If the claim is one that cannot by its nature be defended solely by the Indemnifying Party (including any federal or state Tax proceeding), the Indemnified Party shall make available, or cause to be made available, all information that the Indemnifying Party may reasonably request.
8.6 Set-Off. Upon notice to Seller specifying in reasonable detail the basis therefor, and upon providing a fifteen (15) day period to cure the breach resulting therefrom, Purchaser may set off any amount which it is actually entitled to under this Article 8 against amounts otherwise payable to Seller in respect of the Note or the Earn Out Payments by deducting such amounts from the outstanding balance due on the Note or the amount of the Earn Out Payments due. The exercise of such right of setoff by Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute default or breach of any Transaction Document.
8.7 Sole Remedy; Equitable Relief. From and after the Closing, except in the case of fraud, the sole and exclusive remedy of the parties for any matter related to, connected with or arising or resulting from the transactions contemplated by the Transaction Documents shall be the right to indemnification provide by this Article 8; provided, however, that the parties may enforce the Transaction Documents by injunctive or other equitable relief to be issued by or against the other parties, it being understood that both damages and specific performance will be proper modes of relief and are not to be understood as alternative remedies.
8.8 Limitation of Indemnification Obligations. The parties agree that the obligations of Seller to indemnify Purchaser from damages arising out of the breach or inaccuracy of any representation or warranty as described in Sections 8.1(a) shall (A) become operative after the aggregate amount of all claims for indemnification under said Section 8.1(a) exceeds One Hundred Thousand and 00/100 Dollars ($100,000.00) (the “Indemnification Basket”) and in the event that the aggregate amount of such indemnification claims exceeds the Indemnification Basket, Seller shall be liable for such claims solely to the extent in excess of the Indemnification Basket; and the aggregate maximum Liability of Seller under Article 8 shall be limited to the Note, the Escrow Amount and the Earn Out Payments and Purchaser’s sole recourse shall be a right of set-off against the Note and the Earn Out Payments and claims against the Escrow Amount.
ARTICLE 9.
MISCELLANEOUS PROVISIONS
9.1 Notices. All notices, offers, requests or other communications from either of the parties hereto to the other shall be in writing and shall be considered to have been duly delivered or served if sent by first class certified mail, return receipt requested, postage prepaid, to the party at its address as set forth below or to such other address as such party may hereafter designate by written notice to the other party:

If to Purchaser, to:	If to Seller:

Encore Software, Inc.	Punch Software LLC
999 N. Sepulveda Blvd., Suite 700	c/o Insight Venture Partners
El Segundo, CA 90245	680 Fifth Avenue, 8th Floor

Attn: Corporate Counsel	New York, NY 10019 Attn: Blair Flicker

With copies (which will not	With copies (which will not
constitute notice) to:	constitute notice) to:

Navarre Corporation	Willkie Farr & Gallagher LLP
7400 49th Avenue North	787 Seventh Avenue
New Hope, MN 55428	New York, NY 10019
Attn: General Counsel	Attn: Morgan Elwyn

and

Winthrop & Weinstine, P.A.
Suite 3500
225 South Sixth Street
Minneapolis, MN 55402
Attn: Scott J. Dongoske
9.2 Entire Agreement; Waiver. This Agreement and the Transaction Documents express the whole agreement between the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the transactions contemplated hereby. Any and all agreements by the parties hereto to amend, change, extend, revise or discharge this Agreement, in whole or in part, shall be binding upon the parties to such agreement, even though such agreements may lack legal consideration, provided such agreements are in writing and executed by the party against whom enforcement is sought. No failure on the part of either party to exercise, and no delay in exercising any right or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy granted hereby or by any related document or by law.
9.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
9.4 Governing Law; Consent to Jurisdiction. This Agreement shall be deemed to be a contract made under the laws of the State of Minnesota and for all purposes it, plus any related or supplemental documents and notices, shall be construed in accordance with and governed by the laws of such state. The parties to this Agreement hereby irrevocably submit to the jurisdiction of any Minnesota state court or federal court over any action or proceeding arising out of or related to this Agreement and the documents related hereto or executed in connection herewith, and the parties hereby irrevocably agree that all claims in respect of such actions or proceedings may be heard and determined in such Minnesota state or federal court. The parties hereto hereby irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in Minnesota. The parties hereby agree that judgment final by appeal, or expiration of time to appeal without an appeal being taken, in any such action or proceeding shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by law.
9.5 Construction. Wherever possible, each provision of this Agreement and each related document shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or any related document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such related documents. The language used in this Agreement is to be deemed to be the language chosen by the parties to express their mutual intent. The terms of this Agreement have been cooperatively negotiated by and among the parties, and this Agreement shall not be construed against any party hereto as its author. Unless otherwise expressly provided, the words “include” and “including” whenever used in this Agreement do not limit the preceding words or terms.
9.6 Titles and Sub-Titles. The titles of the paragraphs and subparagraphs are placed herein for convenient reference only and shall not to any extent have the effect of modifying, amending or changing the expressed terms and provisions of this Agreement.
9.7 No Third-party Beneficiaries. This Agreement is a contract solely among Purchaser, Seller and, solely with respect to Sections 5.2 and 5.4, Navarre. No third-party beneficiaries (including employees and customers of Purchaser) are intended and none shall be inferred, and no party other than Purchaser, Seller and, solely with respect to Sections 5.2 and 5.4, Navarre may assert any right, make any claim or otherwise attempt to enforce any provision of or under this Agreement; provided that Seller acknowledges and agrees that Purchaser and Navarre have granted a security interest in their respective rights under this Agreement to Wells Fargo, as administrative agent for certain of Purchaser’s and Navarre’s lenders, and that Wells Fargo or any successor administrative agent for Purchaser’s and Navarre’s lenders, may assert or enforce Purchaser’s and Navarre’s rights under this Agreement pursuant to the terms of a security agreement and all other loan documents executed by Purchaser and Navarre and certain of their affiliates in favor of Wells Fargo.
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IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date and year first above written.

PURCHASER:

ENCORE SOFTWARE, INC.

Signed:

By:

Its:

NAVARRE (SOLELY WITH RESPECT TO SECTIONS 5.2 AND 5.4):

NAVARRE CORPORATION

Signed:

By:

Its:

SELLER:

PUNCH SOFTWARE LLC

Signed:

By:

Its: